Exhibit 99.1

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: January 12, 2012

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Results of a Shareholders’ Meeting (including Transactions with a Controlling Shareholder)

1.	In the shareholders’ meeting convened on December 12, 2011, notice of which was reported on a form with reference number 353178-01-2011 and the agenda of which is:

Number	Item for Vote	Result	Voting
			Total number of votes cast	For	Against	Abstain
1	Increase in the Company’s authorized share capital	Approved	130,995,828	128,376,639 98.00%	2,619,189 2.00%	0 0.00%
2	Amendment of the Company’s Articles of Association with regard to the majority required to amend the Articles	Approved	130,995,828	99,709,551 76.12%	31,276,477 23.88%	9,800 0.01%
3	Amendment of the Company’s Articles of Association with regard to the manner of appointing members of the Board of Directors	Approved	130,995,828	105,533,845 80.56%	25,447,537 19.43%	14,446 0.01%

4	Amendment of the Company’s Memorandum of Association	Approved	130,986,028	101,175,536 77.24%		29,810,492 22.76%		— 0.00%
5	Approval of the transfer from the reporting regime pursuant to Chapter F of the Securities Law to the reporting regime pursuant to Chapter E.3 of the Securities Law	Not approved	Total number of votes cast 130,995,828	Total number of shares voted For 102,776,440		Total number of shares voted Against 28,219,388		— 0.00%

			Excluding controlling shareholders 39,479,309	Excluding controlling shareholders 11,259,921 28.52	%*	Excluding controlling shareholders 28,219,388 71.48	%*

*	Voting percentages exclude shares held by controlling shareholders, as under Israeli law a majority which excludes such shareholders is required for the resolution to pass.

Number	Item for Vote	Result
6	Classifying the members of the Company’s Board of Directors into groups (in accordance with the proposed amendment to the Company’s Articles)	Approved
7	Appointing Mr. Gary Epstein as a Director of the Company	Approved
8	Appointing Mr. Douglas Sesler as a Director of the Company	Approved
9	Approving the expansion of the liability insurance coverage limits for the Company’s directors and officers (including in relation to Mr. Chaim Katzman)	Approved
10	Purchasing an insurance policy to cover the liability of the Company and its directors and officers with respect to the publication of the prospectus and the offering of securities in the United States (Public Offering of Securities Insurance – POSI) (including in relation to Mr. Chaim Katzman)	Approved
11	Changing the amounts of the annual compensation and participation fees paid to the Company’s directors, including the external directors (other than directors who fulfill additional duties in the Company)	Approved

12	Approval of entry into an agreement with Norstar Holdings Inc., the Company’s controlling shareholder	Resolved to adjourn discussion and voting on this item to a meeting of shareholders of the Company to be held on January 26, 2012 at 11:00 at the 1 Derech Hashalom, Tel-Aviv 67892, Israel (this will be the only item on the meeting’s agenda)

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.